AMMO, INC.

7681 E. Gray Road

Scottsdale, AZ 85260

March 8, 2019

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Amanda Ravitz, Assistant Director
Division of Corporation Finance

Re:	AMMO, Inc.
Withdrawal of Registration Statement on Form S-3
Filed on January 17, 2019
File No. 333-229282

Ladies and Gentlemen:

On behalf of AMMO, Inc., a Delaware corporation (“Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement on Form S-3, together with all exhibits thereto (File No. 333-229282), as initially filed with the Securities and Exchange Commission (“Commission”) on January 17, 2019, (“Registration Statement”) be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because the Company does not qualify for use of the S-3 registration format. The Registration Statement has not been declared effective and none of the Company’s securities have been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Jon S. Cohen, Esq. of Snell & Wilmer L.L.P via email at jcohen@swlaw.com.

The Company also advises the Commission pursuant to Rule 477(c) of the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

Very truly yours,

/s/ Fred W. Wagenhals
Fred W. Wagenhals
Chief Executive Officer

cc:	Jon S. Cohen
Snell & Wilmer L.L.P